Sub-Item 77M – Mergers

(a). The Stadion Managed Risk 100 Fund merged with and into the Stadion Tactical Defensive Fund effective as of close of business on April 27, 2017.

(b). Information regarding the circumstances and details of the merger of the Stadion Managed Risk 100 Fund with and into the Stadion Tactical Defensive Fund, including the action taken by the Board of Trustees of Stadion Investment Trust in approving the merger, is incorporated by reference to a copy of the Stadion Managed Risk 100 Fund’s combined prospectus/proxy statement and Stadion Tactical Defensive Fund’s prospectus filed on February 7, 2017 (accession number No. 0001398344-17-001464).